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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                              SCHEDULE 14D-9

       Solicitation/Recommendation Statement under Section 14(d)(4)
                  of the Securities Exchange Act of 1934

                             (Amendment No. 2)

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                      JMB INCOME PROPERTIES, LTD. -V
                         (Name of Subject Company)

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                      JMB INCOME PROPERTIES, LTD. -V
                     (Name of Person Filing Statement)

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                       Limited Partnership Interests
                      (Title of Class of Securities)

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                                 466215308
                   (CUSIP Number of Class of Securities)

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                               Gary Nickele
                          JMB REALTY CORPORATION
                         900 North Michigan Avenue
                         Chicago, Illinois  60611
                              (312) 440-4800

   (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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                              With a copy to:

                           Michael H. Kerr, P.C.
                             KIRKLAND & ELLIS
                          200 East Randolph Drive
                         Chicago, Illinois  60601
                              (312) 861-2000

  [   ]  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.






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


      Reference is made to the Solicitation/Recommendation Statement on
Schedule 14D-9 filed by JMB Income Properties, Ltd.-V, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission ("SEC") on May 16, 2000, and Amendment 1 thereto, filed with the SEC on May 22, 2000 (such Schedule 14D-9, as amended, the "Schedule 14D-9"). Capitalized terms not otherwise defined herein are used as in the
Schedule 14D-9.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

  (b)  TENDER OFFER.

      Item 2(b) set forth in the Schedule 14D-9 is hereby amended to include the text set forth below:

      On May 26, 2000, the Purchasers amended the Offer Documents to: (i) increase the purchase price pursuant to the Offer to $115 per Interest, less the amount of any distributions declared or made with respect to the Interests between May 3, 2000 and June 16, 2000, or such other date to which the Offer may be further extended by the Purchasers, in cash, without interest, and (ii) extend the expiration date of the Offer to June 16, 2000, which date may be further extended at the option of the Purchasers.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a)  SOLICITATION OR RECOMMENDATION.

      Item 4(a) set forth in the Schedule 14D-9 is hereby amended to include the text set forth below:

      Following the Partnership's receipt of the May 26, 2000, amendment to the Offer Documents, the Special Committee of the Board of Directors of the Managing General Partner (with its legal advisors present) met to review and consider the Offer as so amended. Based on its analysis, including consideration of the factors discussed in Item 4(b) of the Schedule 14D-9 and Item 4(b) below, the Special Committee continues to (i) express no opinion and remain neutral with respect to the Offer for those Interestholders who have no current or anticipated need for liquidity with respect to the Interests and who are willing to continue bearing the economic risk of retaining their Interests until the liquidation and termination of the Partnership and (ii) recommend that all other Interestholders accept the Offer and tender their Interests to the Purchasers pursuant to the Offer.

  (b)  REASONS.

      Item 4(b) set forth in the Schedule 14D-9 is hereby amended to include the text set forth in paragraph (vii) below in its entirety:

        (vii) If the transaction contemplated by the Non-Binding Offer were to be consummated on terms substantially identical to those set forth therein and assuming the purchase price were paid in cash at closing, aggregate distributions of cash to be made to Interestholders from net current assets and sale proceeds through the liquidation of the Partnership could be as much as $175 per Interest, assuming the Partnership and the joint venture do not otherwise incur significant expenses or liabilities not currently anticipated. However, insofar as such Non-Binding Offer is non-binding, is subject to extended due diligence and other conditions and there have been no negotiations regarding the Non-Binding Offer, THERE CAN BE NO ASSURANCE THAT THE NON-BINDING OFFER WILL RESULT IN A BINDING AGREEMENT OR, EVEN IF A BINDING AGREEMENT IS REACHED, THAT THE TERMS OF ANY SUCH AGREEMENT WILL NOT BE MATERIALLY DIFFERENT FROM THOSE CURRENTLY PROPOSED BY THE POTENTIAL BUYER OR THAT ANY SALE OF THE BUILDINGS WILL BE CLOSED.



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      The Partnership currently has, either directly or through the joint venture, net current assets of approximately $83 per Interest, which amount is net of (i.e., after deduction for) certain anticipated costs and expenses of the Partnership and joint venture, including estimated operating and liquidation expenses of the Partnership (assuming liquidation and termination of the Partnership no later than the end of 2001), and the General Partners' participation in any distributable cash. IF THE JOINT VENTURE IS UNABLE TO SELL THE BUILDINGS, THE INTERESTHOLDERS WOULD RECEIVE NO MORE THAN APPROXIMATELY $83 PER INTEREST IN DISTRIBUTIONS TO BE MADE BY THE PARTNERSHIP, AND SUCH DISTRIBUTIONS COULD BE LESS THAN $83 PER INTEREST, DEPENDING UPON, AMONG OTHER THINGS, THE ACTUAL EXPENSES AND LIABILITIES OF THE PARTNERSHIP AND THE JOINT VENTURE AND THE TIMING OF THE LIQUIDATION AND TERMINATION OF THE PARTNERSHIP AND THE JOINT VENTURE. A delay or inability to dispose of either or both of the buildings to the lender after maturity of the mortgage loan in November 2001 would likely result in increased expenses of the Partnership and a reduction in the amount that could otherwise be distributed to the Interestholders. This could result in a reduction of approximately $15 per Interest from the $83 per Interest of net current assets, reducing the amount potentially distributable to Interestholders to $68 per Interest, if the Partnership were required to remain in existence through 2002. Further reductions would likely occur if the Partnership were required to remain in existence beyond 2002 or if the Partnership or joint venture at any time incurs significant expenses or liabilities not currently anticipated.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
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99.5        Letter dated June 5, 2000, from the Partnership to Investors.



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                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 2000          JMB INCOME PROPERTIES, LTD. - V

                              By:   JMB Realty Corporation,
                                    its Managing General Partner


                                    By:    /S/ JUDD D. MALKIN
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                                    Name:  Judd D. Malkin
                                    Title: Chairman



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                               EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
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99.5              Letter dated June 5, 2000, from the Partnership
                  to Investors.